Exhibit (a)(5)(E)

FIMI Successfully Completes
Tender Offer for Shares of Gilat Satellite Networks Ltd. (Nasdaq: GILT)

Following completion of the Special Tender Offer FIMI holds
approximately 35.1% of Gilat's Shares

Tel Aviv, Israel, November 30, 2014 – FIMI Opportunity IV, L.P, FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), announced today that it has successfully completed its previously announced tender offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”) with a nominal value of NIS 0.2 each (“Gilat Shares”) at $4.95 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on October 24, 2014, expired on November 29, 2014 at 10:00 a.m., New York time, or 5:00 p.m. Israel time.

FIMI was advised by the depositaries for the offer that, as of the final expiration date of the tender offer, a total of 6,791,006 Gilat Shares were validly tendered pursuant to the offer, representing approximately 15.9% of the issued share capital of Gilat. As contemplated in the offer to purchase, FIMI accepted for purchase 5,166,348 tendered Gilat Shares representing, as of November 29, 2014, 12.1% of the issued and outstanding shares and voting rights in Gilat, on a pro rata basis based on a pro rata factor of 0.76076, from all shareholders who had validly tendered their Gilat Shares.

Payment for the Gilat Shares accepted will be made promptly through American Stock Transfer & Trust Company or Bank of Jerusalem Ltd., the depositaries for the tender offer.

After payment for the Gilat Shares tendered in the offer and accepted for payment, FIMI will beneficially own 14,942,672 Gilat Shares, representing approximately 35.1% of the issued and outstanding shares and voting rights in Gilat.

About FIMI: FIMI is Israel’s leading private equity fund. Over the past 18 years the FIMI funds have completed 75 investments. FIMI is currently investing through its fifth fund (a US$ 820 million fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: ami@fimi.co.il

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Gilat. FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.